UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

___________________________________

Coller Private Credit Secondaries
(Name of Issuer)
(Name of Person(s) Filing Statement)

___________________________________

Class S Shares
(Title of Class of Securities)

43199E837
(CUSIP Number of Class of Securities)

Class I Shares
(Title of Class of Securities)

43199E605
(CUSIP Number of Class of Securities)

___________________________________

Radin Ahmadian
950 Third Avenue
New York, New York 10022
(212) 644-8500

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

___________________________________

With a copy to:
Nathan Somogie
Simpson Thacher & Bartlett LLP
855 Boylston Street
Boston MA 02116

August 14, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

___________________________________

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.     SUMMARY TERM SHEET.

•        Coller Private Credit Secondaries (the “Fund”) is offering to repurchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund as of June 30, 2026 from shareholders of the Fund (the “Shareholders”) at their net asset value as of the Valuation Date (as defined below). The net asset value of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund (including the net asset value of each class of Shares, including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund) calculated as of the Valuation Date (as defined below), subject to any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest of the Fund or portions of Shares, including fractions thereof, as the context requires, that constitute the two classes of Shares that currently are outstanding, designated as Class S and Class I, that are tendered by Shareholders pursuant to the Offer. The net asset values of Class S Shares and Class I Shares will be calculated separately based on the fees and expenses applicable to each class. As of As of June 30, 2026, the net asset value of the Fund was $529,529,120.19 and there were 101,725,776.02 Shares outstanding, comprised of 3,395,698.79 Class S Shares, 98,330,077.23 Class I Shares. The net asset value per Class S Share and Class I Share as of the close of business on The net asset value per Class S Share and Class I Share as of the close of business on June 30, 2026 was $16,889,059.98 and $512,640,060.21, respectively. Shareholders that desire to tender a Share for repurchase must do so by 11:59 p.m., Eastern Time on September 14, 2026 (the “Offer Expiration Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Offer Expiration Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender a Share for repurchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of September 30, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”). Repurchases will be effected as of the Valuation Date once the Fund’s net asset value for such Valuation Date is determined.

•        The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may hold back up to 5% of the total amount due to all tendering Shareholders to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and with such net asset value calculation being subject to adjustment as a result of the Fund’s annual audit or any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. Since the Fund’s current fiscal year ends on March 31, 2027, the Fund expects the audit to be completed by the end of May 2027.

•        A Shareholder may tender all its Shares or a portion of its Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. The Board may waive such minimum ownership requirement at its sole discretion. If the Board does not waive such requirement, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase. See Item 4(a)(1)(ii).

•        A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the dollar amount of Shares requested to be repurchased, to be netted against withdrawal proceeds.

•        Partial Shares will be repurchased on a “first in-first out” basis (i.e., Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased).

•        The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Fund may hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than two (2) business days after the filing of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. See Item 4(a)(1)(ii).

•        The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. See Item 4(a)(1)(ii). If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits. See Item 4(a)(1)(ii).

•        The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it repurchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from redeemable investment funds in which the Fund invests, or borrowings. The repurchase amount will be paid entirely in cash, subject to any Early Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(ii).

•        Shareholders that desire to tender Shares for repurchase must do so by 11:59 p.m., Eastern Time, on September 14, 2026 (or if the Offer is extended by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to October 13, 2026 (i.e., 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•        State Street Bank and Trust Company (“State Street”) serves as the Tender Offer Administrator. If a Shareholder would like the Fund to repurchase all or some of its Shares, it should complete and sign the Letter of Transmittal to State Street Bank and Trust Company, c/o Coller Private Credit Secondaries at 1776 Heritage Drive, Mailstop JAB0340, North Quincy, MA 02171, so that it is received before 11:59 p.m., Eastern Time, on September 14, 2026. If you would like to participate in the Offer, and your Shares are held through a financial intermediary, such as a financial adviser, custodian, broker/dealer, or other nominee (each, a “Financial Intermediary”), please ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. Your Financial Intermediary may charge you a transaction fee for this service. Please consider any processing time that may be needed prior to the Offer Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed tender request materials from its clients. The value of the Shares will likely change between June 30, 2026 (the most recent net asset value available prior to the date of this filing) and the Valuation Date, the date as of which the value of the Shares being repurchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares may contact State Street, the Fund’s transfer agent at (617) 662-7100 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

•        Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Please also note that although the Offer is scheduled to expire on September 14, 2026 (unless it is extended), a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Valuation Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase.

ITEM 2.     ISSUER INFORMATION

(a)     The name of the issuer is “Coller Private Credit Secondaries.” The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 950 Third Avenue, New York, New York, 10022 and its telephone number is (212) 644-8500.

(b)    The title of the securities that are the subject of the Offer is shares of beneficial interest, or portions thereof, in the Fund. The Fund offers two classes of Shares: Class S and Class I. As of June 30, 2026, the net asset value of the Fund was $529,529,120.19 and there were 101,725,776.02 Shares outstanding, comprised of 3,395,698.79 Class S Shares and 98,330,077.23 Class I Shares. The net asset value per Class S Share and Class I Share as of the The net asset value per Class S Share and Class I Share as of the close of business on June 30, 2026 was $4.97 and $5.21, respectively.

Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to approximately 5.00% of the Fund’s net assets as of June 30, 2026 that are tendered by and not withdrawn by shareholders as described above in Item 1.

(c)     There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of Fund’s Second Amended and Restated Agreement and Declaration and Agreement of Trust dated as of March 4, 2026 (as it may be amended from time to time, the “Declaration of Trust”).

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is “Coller Private Credit Secondaries” (previously defined as the “Fund”). The Fund’s principal executive office is located at 950 Third Avenue, New York, New York, 10022 and its telephone number is (212) 644-8500. The Fund’s investment adviser is Coller Private Market Secondaries Advisors, LLC (the “Adviser”). The principal executive office of the Adviser is located at 950 Third Avenue, New York, New York 10022. The trustees on the Fund’s Board (the “Trustees”) are Richard Jason Alexander Elmhirst, Dominic Jerome Garcia, Ramona Heine, Helen Lamb and David Sung. The address for the Board is 950 Third Avenue, New York, New York 10022.

ITEM 4.     TERMS OF THE TENDER OFFER

(a) (1) (i)    Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to approximately 5.00% of the net assets of the Fund as of June 30, 2026 that are tendered by shareholders by 11:59 p.m., Eastern Time, on September 14, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)              The value of the Shares tendered to the Fund for repurchase will be based on the net asset value per Share as of the close of business on September 30, 2026, or, if the Offer is extended, as of any later Valuation Date subject to reduction for all fees, including any Early Repurchase Fee due to the Fund in connection with the repurchase, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Share or portion thereof being repurchased. See Item 4(a)(1)(v) below.

A Shareholder may tender all its Shares or a portion of its Shares. The Fund may charge a 2.00% early repurchase fee for any repurchase of Shares from a Shareholder at any time before the day immediately preceding the one-year anniversary of the Shareholder’s repurchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in, first out” basis. The Fund may waive an early repurchase fee payable by a Shareholder in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all Shareholders regardless of Share class. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If the Board does not waive such requirement, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.

The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Fund may hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than two (2) business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which such Valuation Date occurred. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The repurchase amount will be paid entirely in cash, subject to any Early Repurchase Fee due to the Fund in connection with the repurchase.

(iii)   The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on September 14, 2026. Shareholders that desire to tender a Share for repurchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv)   Not applicable.

(v)    At the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. All Shares previously tendered and not withdrawn will remain subject to the Offer during any such extension. At the absolute discretion of the Board, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated August 14, 2026 and, in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the

Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)   Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, September 14, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of shares on or prior to October 13, 2026 (i.e., 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)  Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to State Street to the attention of Coller Private Credit Secondaries, at the address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by State Street, by no later than 11:59 p.m., Eastern Time, on September 14, 2026 (or if the Offer is extended, by any later Notice Due Date). If you would like to participate in the Offer, and your Shares are held through a Financial Intermediary, please ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. Your Financial Intermediary may charge you a transaction fee for this service. Please consider any processing time that may be needed prior to the Offer Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed tender request materials from its clients. The Fund recommends that all documents be submitted to State Street by certified mail, and a return receipt is requested.

Any shareholder tendering a Share pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by State Street at the address set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to repurchase such Shares.

(ix)   If Shares in excess of 5.00% of the net assets of the Fund as of June 30, 2026 are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)    The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. A reduction in the aggregate assets of the Fund may result in shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares repurchased pursuant to the Offer may also require the Fund to raise cash to accommodate the tender by liquidating portfolio holdings earlier than the Fund’s Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related or operating expenses.

(xi)   Not applicable.

(xii)  The following discussion is a general summary of the material federal income tax consequences of the repurchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

The repurchase of Shares is a taxable event on which a gain or loss may be recognized. The amount of gain or loss is based on the difference between your tax basis in the Shares and the amount you receive for them upon disposition. Generally, you will recognize long-term capital gain or loss if you have held your Shares for over twelve months at the time you dispose of them. Gains and losses on Shares held for twelve months or less will generally constitute short-term capital gains, except that a loss on shares held six months or less will be recharacterized as a long-term capital loss to the extent of any capital gains distributions that you have received on the shares. A loss realized on a sale or exchange of Shares may be disallowed under the so-called “wash sale” rules to the extent the Shares disposed of are replaced with other Shares within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in the Shares. If disallowed, the loss will be reflected in an increase to the basis of the Shares acquired.

The Fund is required to compute and report your cost basis to the Internal Revenue Service and furnish to you cost basis information when your Shares are repurchased. The Fund has elected to use the “first in-first out” method unless you instruct the Fund to use a different IRS-accepted cost basis method or choose to specifically identify your Shares at the time of each sale or exchange. If you have previously redeemed or sold some of your Shares under the average cost method, your ability to elect an alternate method may be limited. Additionally, if your account is held through a Financial Intermediary, they may select a different cost basis method. In these cases, please contact your Financial Intermediary to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund with your own tax advisor and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns. The Fund is not responsible for the inclusion in cost basis reporting of any amounts paid with respect to your Shares other than those received by the Fund, for errors in cost basis reporting provided by your Financial Intermediary, or for any other adjustments to your basis which the Fund is not required by law to report.

(a)(2)          Not applicable.

(b)              Any Shares to be repurchased from any Trustee, officer, manager or affiliate of the Fund will be on the same terms and conditions as any other repurchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the Declaration of Trust, provide that the Board has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders, and that one of the factors the Board will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser intends to recommend that, in normal market circumstances, the Fund’s Board conduct quarterly repurchase offers of no more than 5% of the Fund’s net assets. The Fund commenced operations on July 1, 2025 and has not previously made any offers to repurchase Shares from Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, the Fund’s officers or members of the Board or any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund; and (ii) any other person, with respect to the Shares.

ITEM 6.     PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)     The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Declaration of Trust.

(b)    Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund accepts subscriptions for Shares as of the first business day of each month or at such other times as determined in the discretion of the Board. The Fund has no obligation to continue to accept new subscriptions for Shares.

(c)     None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month or at such other times as determined in the discretion of the Board), or the disposition of Shares (other than through periodic discretionary solicitations of tender offers, including the Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)     The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed 5.00% of the net assets of the Fund as of June 30, 2026 (unless the Fund elects to repurchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from redeemable investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) shares in specific investment funds in which the Fund invests that issue redeemable securities (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Shares tendered.

(b)    There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)     Not applicable.

(d)    None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or Board has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders, from withdrawals of its capital from the redeemable investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.     INTEREST IN SECURITIES OF THE ISSUER.

(a)     As of June 30, 2026 the following persons owned the number of Shares indicated in the table below.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Adviser	20,000	0.02%
Richard Jason Alexander Elmhirst	0	0.00%
Helen Lamb	0	0.00%
Dominic Jerome Garcia	0	0.00%
Ramona Heine	0	0.00%
David Sung	0	0.00%
Eli Bauernfreund	0	0.00%
Alex Bo Martin Wahlloef Malinconico	0	0.00%
Radin Ahmadian	20,164.5279	0.02%
Josh Schnurman	0	0.00%
Brenna Fudjack	0	0.00%

(b)    Other than transactions conducted pursuant to the continuous offering of Shares there have been no transactions involving Shares that were affected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.]

ITEM 9.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.   FINANCIAL STATEMENTS.

(a)     (1)     The Fund commenced operations on July 1, 2025. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to shareholders pursuant to Rule 30b1-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: unaudited financial statements for the period from July 1, 2025 to September 30, 2025, filed with the SEC on Form N-CSRS on December 4, 2025.

(2)    The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3)    Not applicable.

(4)    NAV per share of Class S Shares $4.9737(6/30/26). NAV per share of Class I Shares $5.2135(6/30/26).

(b)     The Fund’s assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.   ADDITIONAL INFORMATION.

(a)     (1)    None.

(2)    None.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(b)    None.

ITEM 12.   EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.     Cover Letter to Offer to Purchase and Letter of Transmittal.

B.      Offer to Purchase.

C.     Form of Letter of Transmittal.

D.     Form of Notice of Withdrawal of Tender.

E.      Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

Filing Fees: Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Richard Jason Alexander Elmhirst
By:	/s/ Richard Jason Alexander Elmhirst
Name: Richard Jason Alexander Elmhirst
Title: President and Chief Executive Officer

August 14, 2026

EXHIBIT INDEX

EXHIBITS

A.     Cover Letter to Offer to Purchase and Letter of Transmittal.

B.      Offer to Purchase.

C.     Form of Letter of Transmittal.

D.     Form of Notice of Withdrawal of Tender.

E.      Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

Filing Fees: Calculation of Filing Fee Tables

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